# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIDDLEFIELD BANC CORP., CIK 0001070680
CUSIP: 596304204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 15985 East High Street, Middlefield, Ohio (OH), 44062
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0001666749
Persons authorized to receive notices and communications: Deborah Sykes, 11682 El Camino Real, Suite 320, San Diego, California (CA), 92130, 858-756-8300

## Reporting persons
- Castle Creek Capital Partners VI, LP (CIK 0001666749): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 312,847; sole dispositive power 0; shared dispositive power 312,847; aggregate amount beneficially owned 312,847 (3.9% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.
- Castle Creek Capital VI LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 312,847; sole dispositive power 0; shared dispositive power 312,847; aggregate amount beneficially owned 312,847 (3.9% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: MIDDLEFIELD BANC CORP.
Address of issuer's principal executive offices: 15985 East High Street, Middlefield, Ohio (OH), 44062
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed on December 9, 2022 (the "Schedule 13D") with the U.S. Securities and Exchange Commission (the "SEC"), relating to the shares of common stock, no par value per share ("Voting Common Stock"), of Middlefield Banc Corp. (the "Issuer" or the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between December 12, 2025 and February 2, 2026 (inclusive), Castle Creek Capital Partners VI, LP ("Fund VI") sold an aggregate of 247,653 shares of Voting Common Stock for proceeds of $8,546,310.15, which represents an amount net of commissions and fees, in various open-market transactions. Following such transactions, Fund VI owns 312,847 shares of Voting Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VI owns 312,847 shares of the Voting Common Stock, which represents approximately 3.9%* of the Voting Common Stock.

*This calculation is based on 8,090,067 shares of Voting Common Stock of the Company outstanding as of December 12, 2025, as reported in the Company's proxy statement on Schedule 14A filed with the SEC on December 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Fund VI has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 312,847 shares of Voting Common Stock described above with CCC VI. CCC VI disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund VI, except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as previously disclosed in the Schedule 13D, Fund VI has engaged in the following open market, broker-assisted transactions with respect to the Voting Common Stock during the last 60 days through the date of the event which requires filing of this Schedule 13D:

(i) 16,813 shares of Voting Common Stock sold on December 12, 2025 at a weighted average price of $37.17 per share (in multiple open market, broker-assisted transactions ranging from $36.90 to $37.25 per share, inclusive); (ii) 13,579 shares of Voting Common Stock sold on December 15, 2025 at a weighted average price of $37.00 per share (in multiple open market, broker-assisted transactions ranging from $37.00 to $37.18 per share, inclusive); (iii) 5,627 shares of Voting Common Stock sold on December 16, 2025 at a weighted average price of $37.01 per share (in multiple open market, broker-assisted transactions ranging from $37.00 to $37.095 per share, inclusive); (iv) 5,302 shares of Voting Common Stock sold on December 17, 2025 at a weighted average price of $37.12 per share (in multiple open market, broker-assisted transactions ranging from $37.00 to $37.20 per share, inclusive); (v) 12,909 shares of Voting Common Stock sold on December 18, 2025 at a weighted average price of $37.04 per share (in multiple open market, broker-assisted transactions ranging from $36.90 to $37.27 per share, inclusive); (vi) 200 shares of Voting Common Stock sold on December 19, 2025 at a price of $36.90 per share; (vii) 18,008 shares of Voting Common Stock sold on January 22, 2026 at a weighted average price of $36.12 per share (in multiple open market, broker-assisted transactions ranging from $36.00 to $36.505 per share, inclusive); (viii) 72,772 shares of Voting Common Stock sold on January 30, 2026 at a weighted average price of $33.57 per share (in multiple open market, broker-assisted transactions ranging from $33.50 to $33.79 per share, inclusive); and (ix) 102,443 shares of Voting Common Stock sold on February 2, 2026 at a weighted average price of $33.61 per share (in multiple open market, broker-assisted transactions ranging from $33.30 to $33.98 per share, inclusive).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 2, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Voting Common Stock.

## Signatures
- Castle Creek Capital Partners VI, LP: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (02/03/2026)
- Castle Creek Capital VI LLC: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (02/03/2026)